December 7, 2012

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Mark P. Shuman

Branch Chief - Legal

Re: 800 Commerce, Inc.

Registration Statement on Form S-1 Filed October 17, 2012

File No. 333-184459

Dear Mr. Shuman:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated November 13, 2012, with respect to the above-referenced filing. Amendment No. 1 to Registration Statement on Form S-1/A of 800 Commerce, Inc., a Florida corporation (the “Company”), incorporates our responses to your comments. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	You state on page 3 that you are uncertain whether the Jumpstart Our Business Startups Act applies to you. Please provide us with your legal analysis as to whether you will succeed to MediSwipe’s reporting obligations under Section 12(g) of the Exchange Act. See Exchange Act Rule 12g-3, and for guidance, refer to Question 24 of the Division of Corporation Finance’s Generally Applicable Questions on Title I of the JOBS Act (May 3, 2012).

Response 1: 800 Commerce will become a separate and distinct reporting entity from Mediswipe after the public offering, so in that regard 800 Commerce is not a successor to MediSwipe’s reporting obligations, as MediSwipe will continue to have its own reporting obligations. For 800 Commerce to become subject to Section 12(g) of the Exchange Act after the public offering, 800 Commerce will have to file a registration statement on Form 8-A, should it choose to do so.

We reviewed Question 24 of the Division of Corporation Finance’s Generally Applicable Questions on Title I of the JOBS Act (May 3, 2012), and the Company is of the opinion that Question 53 more accurately reflects our situation. We have concluded that the Company qualifies as an Emerging Growth Company, as defined in Title I of the JOBS Act, Section 101(a), and accordingly we have made such disclosure and added appropriate risk factors.

2.	Between the “Table of Contents” and “Risk Factors,” please add a brief description of the current state of your business and a brief summary of the offering. Disclose that your auditors have issued a going concern opinion, and include your accumulated deficit and net losses as of the most recent reporting period and fiscal year. See Item 503(a) of Regulation S-K.

Response 2: We have added a Prospectus Summary section, as follows:

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless specifically set forth to the contrary, when used in this prospectus the terms “800 Commerce," "we," "us," "our" and similar terms refer to 800 Commerce, Inc., a Florida corporation, and “MediSwipe” refers to MediSwipe, Inc., a Delaware corporation. In addition, “2012” refers to the year ended December 31, 2012 and “2011” refers to the year ended December 31, 2011 and “2010” refers to the period from inception (February 10, 2010) to December 31, 2010.

800 Commerce was incorporated under the laws of the State of Florida on February 10, 2010 as a wholly owned subsidiary of MediSwipe, Inc., our founder. We were founded for the purpose of developing marketing components for MediSwipe and for the purpose of conducting MediSwipe’s business of credit card processing for vendors of non-medical services and products. We are in the business of e-commerce technology and mobile solutions which include electronic merchant payment services, mobile marketing and couponing, and consumer services search engines that enable major brands and enterprises to market goods and services to consumers via their mobile phone and receive payment for goods and services. Our suite of services and technologies enable merchants, brands and content owners to communicate with their customers through wireless solutions. Our objective is to build an industry-leading mobile marketing (via cell phones) and merchant processing company through a combination of organic and acquired growth.

MediSwipe will distribute 6,000,000 shares of common stock of 800 Commerce, Inc. in a special distribution to the stockholders of MediSwipe, pro rata, in the nature of a stock dividend distribution. This represents all of the shares of 800 Commerce owned by MediSwipe.

The report of our independent registered public accounting firm on our financial statements for the period of inception (February 10, 2010) through December 31, 2011 contains an explanatory paragraph which expresses substantial doubt regarding our ability to continue as a going concern based upon the Company’s net loss of $179,858 for the year ended December 31, 2011 and an accumulated deficit of $196,357 as of December 31, 2011. For the nine months ended September 30, 2012 we incurred a loss of $526,374 and as of September 30, 2102 we have an accumulated deficit of $722,731. The address of our executive offices is 477 South Rosemary Avenue, Suite 203,West Palm Beach, Florida 33401 and our telephone number at that address is 561-296-6393. We maintain our web site at www.800commerce.com. Information on this web site is not a part of this prospectus. We have never been a “shell company” as defined under the federal securities laws.

Risk Factors

“We will incur increased costs as a result of being a public company… ,” page 3

3.	Please quantify the “significant” legal, accounting and other expenses, if known and material. See Item 503(c) of Regulation S-K.

Response 3: We have added language quantifying the estimated costs as follows:

“We estimate these costs to be approximately $50,000 annually and include the costs associated with having our financial statements prepared, audited and filed with the Securities and Exchange Commission (“SEC”) via EDGAR (the Electronic Data Gathering, Analysis, and Retrieval system) and XBRL (eXtensible Business Reporting Language) costs. In addition, we have costs associated with our transfer agent.”

“Outstanding shares that are eligible for future sale could adversely impact … ,” page 4

4.	You state that “all” of the shares of your common stock that will be distributed under the prospectus will be free-trading shares. Please revise the first sentence to quantify the number of shares that will be subject to Securities Act Rule 144 as control securities, and will not be free-trading. See Item 503(c) of Regulation S-K.

Response 4: We have revised the first sentence and added a new second sentence as follows:

“Approximately 75% of the shares of our common stock that will be distributed under this prospectus will be “free-trading” shares. Of the 6,000,000 shares of our common stock that will be distributed; 1,501,750 shares will be subject to Securities Act Rule 144 as control securities and will not be free-trading.”

Background and reason for the Distribution

Overview, page 5

5.	Please explain why over a year and a half elapsed between the approval of the spin-off by MediSwipe’s shareholders and the filing of the current registration statement.

Response 5: The Mediswipe Board of Directors approved the spin-off in April 2011, at the same time three new board members were appointed. The three new board members reviewed the situation and determined that they would like to have a full year of results of 800 Commerce, additional progress made on the execution of 800 Commerce’s business plan and evidence that 800 Commerce could sustain itself. Once the Board was satisfied with the progress of these matters and then having the necessary audited financial statements, the Board moved forward.

Market for Common Equity and Related Stockholder Matters, page 8

6.	Please move the discussion of your note agreement with Mr. Climes to the “Related Party Transactions” section of the prospectus. See Item 404(d)(1) of Regulation S-K. In addition, please explain to us why you have not filed the agreement as an exhibit, or file the agreement as an exhibit. See Item 601 of Regulation S-K.

Response 6: We have moved the discussion of our note agreement with Mr. Climes to the “Related Party Transactions” and we are filing the agreement as an exhibit in the S-1/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 9

7.	Please include a more detailed discussion of your financial condition, changes in financial condition and results of operations for the applicable periods. For example, include a more detailed explanation of the significant increase in operating expenses. See Items 303(a) and 303(b) of Regulation S-K.

Response 7: We have included a more detailed discussion of our financial condition, changes in financial condition and results of operations for the applicable periods, including a more detailed explanation of the significant increase in operating expenses as follows:

Results of Operations

Revenues. We had minimal revenues for the nine months ended September 30, 2012 and 2011 in the amount of $34,209 and $8,656, respectively. Pursuant to the Assignment Agreement beginning in September 2012, the Company anticipates minimum monthly revenue of $21,000 per month. We plan to continue to generate additional revenues as we continue operations and implement our business plan in 2013, as described below.

Costs of revenues. For the nine months ended September 30, 2012 our cost of revenues was $17,574. This expense was comprised of costs associated with the Assignment Agreement. The Company estimates the costs to be approximately ninety (90) percent of the revenues derived from the Assignment Agreement.

Operating Expenses. Our operating expenses were $513,761 and $46,034 for the nine months ended September 30, 2012 and 2011, respectively. The increase by $467,727 in 2012 was due primarily to expenses of $331,377 related to stock based compensation. The stock based compensation of $331,377 for the nine months ended September 30, 2012 is comprised of 3,351,000 shares for services recorded as an expense of $80,450; 500,000 shares of common stock issued pursuant to a customer assignment agreement, valued at $125,000 and vested options to purchase 600,000 shares of common stock, valued at $125,927. Additionally there were increases in salaries and management fees of $49,921 professional and consulting fees of $38,650 and software and internet costs increased by $31,276 for costs associated with the build out of our platform. We expect an increase in overall expenses during 2012 due to the additional expenses incurred as a result of becoming a publicly traded company in the United States.

Net Loss. For the nine months ended September 30, 2012 and 2011, our net loss was $526,301 and $37,378, respectively. The increase in net loss in 2012 was due primarily to the increase in total operating expenses, as described above.

Liquidity and Capital Resources.

As of September 30, 2012, the Company had $184,879 in current assets, consisting of $102,208 in cash, $22,421 in accounts receivable, $24,000 in marketable securities and $36,250 in prepaid expenses and other. As of September 30, 2012, the Company had $170,688 in current liabilities consisting of accounts payable and accrued expenses of $30,193, $62,536 due to MediSwipe, $15,206 ($50,000 face value) of convertible promissory note to an officer and director of the Company and $62,753 of derivative liabilities. The Company believes the cash on hand will meet our short term needs for capital for a minimum of six months. During that time, the Company plans on launching www.my800doctor.com and www.my800lawyer.com and deriving revenues from consumers paying to utilize the portal. Additionally, the Company will have various fee plans for doctors and lawyers to participate in the portals. Lastly, the Company believes it will be able to raise additional cash through equity sales of its’ common stock and the exercise of up to options to purchase 1,600,000 shares of common stock at $0.30 per share.

Operating Activities

Net cash used in operating activities was $159,791 and $37,378 for the nine months ended September 30, 2012 and 2011, respectively. Negative cash flows in 2012 were due primarily to the net loss of $526,301, partially offset by the non-cash stock based compensation of $331,377, and an increase in accounts payable and accrued expenses in the amount of $28,343. Comparatively, negative cash flows from operations during the nine months ended September 30, 2011 were due to the net loss of $37,378.

Investing Activities

Net cash used in investing activities was $6,838 for the nine months ended September 30, 2012, due to the purchase of computer equipment. We had no cash flows from investing activities during the nine months ended September 30, 2011.

Financing Activities

Net cash provided by financing activities was $268,102 and $44,035 during the nine months ended September 30, 2012 and 2011, respectively. Positive cash flows from financing activities in 2012 were due to the proceeds of $225,500 from sale of 4,950,000 shares of our common stock, and the proceeds from convertible note in amount of $50,000. Positive cash flows from financing activities in 2011 were due to the proceeds of $15,500 from sale of our common stock, and $31,185 of advances from a stockholder.

8.	You appear to have identified a material deficiency in liquidity. For each of the periods presented, indicate the course of action you have taken or propose to take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

Response 8: We have added language under the Liquidity and Capital Resources disclosure as follows:

“As of September 30, 2012, the Company had $184,879 in current assets, consisting of $102,208 in cash, $22,421 in accounts receivable, $24,000 in marketable securities and $36,250 in prepaid expenses and other. As of September 30, 2012, the Company had $170,688 in current liabilities consisting of accounts payable and accrued expenses of $30,193, $62,536 due to MediSwipe, $15,206 ($50,000 face value) of convertible promissory note to an officer and director of the Company and $62,753 of derivative liabilities. If needed, the Company believes it will be able to raise additional cash through equity sales of its common stock.

Liquidity and Capital Resources, page 9

9.	Please describe your short-term and long-term needs for capital, including material commitments for capital expenditures as of the end of the periods presented, and indicate the general purposes of such commitments and the anticipated source of funds needed to fulfill such commitments. For example, discuss how you plan to repay the amounts owed to MediSwipe. See Items 303(a)(2) and 303(b) of Regulation S-K.

Response 9: We have expanded our discussion under Liquidity and Capital Resources as follows:

Liquidity and Capital Resources.

As of September 30, 2012, the Company had $184,879 in current assets, consisting of $102,208 in cash, $22,421 in accounts receivable, $24,000 in marketable securities and $36,250 in prepaid expenses and other. As of September 30, 2012, the Company had $170,688 in current liabilities consisting of accounts payable and accrued expenses of $30,193, $62,536 due to MediSwipe, $15,206 ($50,000 face value) of convertible promissory note to an officer and director of the Company and $62,753 of derivative liabilities. The Company believes the cash on hand will meet our short term needs for capital for a minimum of six months. During that time, the Company plans on launching www.my800doctor.com and www.my800lawyer.com and deriving revenues from consumers paying to utilize the portal. Additionally, the Company will have various fee plans for doctors and lawyers to participate in the portals. Lastly, the Company believes it will be able to raise additional cash through equity sales of its common stock and the exercise of up to options to purchase 1,600,000 shares of common stock at $0.30 per share.

Going Concern, page 10

10.	Given your losses and minimal revenues since inception, please include a detailed discussion of how you plan to fund operations and continue as a going concern. See Item 303 of Regulation S-K.

Response 10: We have amended our discussion on how we have funded and plan to continue to fund operations as a going concern as follows:

Going Concern

We have incurred net losses of approximately $723,000 since inception through September 30, 2012. The report of our independent registered public accounting firm on our financial statements for the period of inception (February 10, 2010) through December 31, 2011 contains an explanatory paragraph regarding our ability to continue as a going concern based upon the Company’s accumulated deficit of $196,357 as of December 31, 2011 and a working capital deficit of $25,057. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to generate revenues or report profitable operations or to continue as a going concern, in which event investors would lose their entire investment in our company. A significant part of our cumulative loss was non-cash expenses of $477,246. Subsequent to December 31, 2011 we have raised $255,000 through the sale of common stock. Beginning in September 2012 we estimate a minimum of $21,000 of revenues pursuant to the Assignment Agreement and expect to realize a ten (10) percent profit on such revenues. Additionally, we have launched our first portal, www.My800Doctor.com, and we believe we will begin to generate revenue form the portal in the first calendar quarter of 2013.

Our Business, page 13

11.	Please discuss your current state of operations, and more specifically address the steps you plan to take in the short term and long term to implement and fund your business model.

Response 11: We have amended our discussion of Our Business to include our current state of operations as well as the steps taken to implement and fund our business model as follows:

OUR BUSINESS

800 Commerce, Inc. (the “Company” or “we”) is a provider of e-commerce technology and mobile solutions which include electronic merchant payment services, mobile marketing and couponing, and consumer services search engines, that enable major brands and enterprises to engage consumers via their mobile phone and receive payment for goods and services. Our suite of services and technologies enable merchants, brands and content owners to communicate with their customers through wireless solutions.

Many of our planned products and services, as well as merchant payment processing, will involve mobile devices, such as cell phones. The penetration and usage of cell phones, in particular, is becoming ubiquitous, and business applications utilizing cell phones are growing rapidly. According to a May 4, 2011 press release by Juniper Research Ltd, (“Juniper”), it is forecasted that by 2016, application-to-person (A2P) messaging will overtake person-to-person (texting) messaging, being worth more than $70 billion in the United States. A2P messaging includes messages to or from an application to or from a large number of customers in financial services, advertising, marketing, business administration, ticketing, television voting etc.

My800 Doctor.com, the Company’s recently launched website, seeks to create an innovative approach to the online healthcare space by offering the uninsured a variety of healthcare options including telemedicine and online consultations, discount prescriptions on name brand drugs and digitized personal health records now mandated by the Federal government by 2014. Users can read reviews, view medical related video content and schedule visits electronically for a total of $299 a year or as low as $19.95 a month to patients for a personalized healthcare option. The Company believes consumers will like the convenience of the service, being able to pick and choose the physician of their choice within the network, make appointments online with a physician of choice, receive online consultations at a minimum cost if choosing not to wait for an appointment, receive prescriptions via email and get SMS prescriptions alerts and appointment reminders cutting down on time and travel related costs associated with customary doctor visits and standard healthcare. The Company plans to launch all of the above on a mobile application for smartphones in late 2013.

My800doctor.com, with a potential marketing database and network of 400,000 private physicians through various partnerships will charge approximately $175.00 to each doctor for a premium search listing on both my800doctor.com and the MY800 mobile search engine, as well as provide access to the 800 Commerce SMS appointment and prescription alert platform allowing medical clients to receive double the services for less cost than our competitors. Physicians may also choose a "no risk" financial model, whereby they pay an appointment setting fee of $25.00 for each appointment made by a patient online at MY800Doctor.com, without committing to a monthly fee.

12.	Given your overlapping executives, please explain how you plan to handle areas of business that potentially overlap with MediSwipe, such as My800Doctor.com and your proposed statement of work with interactiveMD. Discuss the doctrine of corporate opportunities, and how it might affect you and your directors’ and officers’ potentially conflicting duties when presented with corporate opportunities. Add related risk factor disclosure.

Response 12: We have added two risk factors to our disclosure as follows:

Our officers, directors, consultants and advisors are not obligated to commit their time and attention exclusively to our business and therefore they may encounter conflicts of interest with respect to the allocation of time and business opportunities between our operations and those of other businesses.

Our directors are not obligated to commit their time and attention exclusively to our business and, accordingly, they may encounter conflicts of interest in allocating their own time, or any business opportunities that they may encounter, between our operations and those of other businesses.

Currently, James Canton, PhD our Chairman, Scott Climes, our Chief Executive Officer and Director, B. Michael Friedman, our President, and Director and Barry Hollander our Chief Financial Officer each commit between 25% and 50% of their time to our business in their capacities as officers and directors. Nevertheless, if the execution of our business plan demands more time than is currently committed by any of our officers, directors, consultants or advisors, they will be under no obligation to commit such additional time, and their failure to do so may adversely affect our ability to carry on our business and successfully execute our business plan.

Additionally, all of our officers and directors, in the course of their other business activities, may become aware of investments, business or information which may be appropriate for presentation to us as well as to other entities to which they owe a fiduciary duty. They may also in the future become affiliated with entities that are engaged in business or other activities similar to those we intend to conduct. As a result, they may have conflicts of interest in determining to which entity particular opportunities or information should be presented. If, as a result of such conflict, we are deprived of investments, business or information, the execution of our business plan and our ability to effectively compete in the marketplace may be adversely affected.

Certain of our officers and directors are affiliated with Mediswipe, and accordingly, may have conflicts of interest.

Mr. B. Michael Friedman, our President and member of our Board of Directors and Mr. Barry Hollander our Chief Financial Officer are executive officers and directors of MediSwipe. As a result, MediSwipe may compete with us for certain corporate opportunities. In each case, our directors’ existing directorships or other responsibilities may give rise to contractual or fiduciary obligations that take priority over any obligation owed to us.

Our amended and restated articles of incorporation will provide that the doctrine of corporate opportunity, or any other analogous doctrine, will not apply against us or any of our officers or directors or in circumstances that would conflict with any fiduciary duties or contractual obligations they may have as of the date of this prospectus. See “Our Management—Conflicts of Interest.” Accordingly, business opportunities that may be attractive to MediSwipe may not be presented to us unless MediSwipe has declined to accept such opportunities.

Accordingly, our officers and directors may have conflicts of interest in determining to which entity a particular -business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor or that a potential target business would not be presented to another entity prior to its presentation to us.

We have added the following under “Our Management”:

Conflicts of Interest

In order to address potential conflicts of interest between us and MediSwipe, our articles of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve MediSwipe and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with MediSwipe. In general, these provisions recognize that we and MediSwipe may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and MediSwipe will continue to have contractual and business relations with each other, including officers and directors of MediSwipe serving as our directors and/or officers.

Our articles of incorporation will provide that, subject to any contractual provision to the contrary, MediSwipe will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our articles of incorporation, neither MediSwipe nor any officer or director of MediSwipe, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our articles of incorporation will provide that MediSwipe is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for MediSwipe and us, and MediSwipe will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that MediSwipe pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of MediSwipe learns of a potential transaction or matter that may be a corporate opportunity for both us and MediSwipe, the articles of incorporation will provide that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of MediSwipe’s actions with respect to that corporate opportunity;

•	will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our articles of incorporation; and

•	will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our articles of incorporation, if he or she acts in good faith in a manner consistent with the following policy:

•	a corporate opportunity offered to any of our directors or officers who is also a director or an officer, of MediSwipe will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of MediSwipe, in which case that opportunity will belong to MediSwipe.

For purposes of the articles of incorporation, “corporate opportunities” will include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of MediSwipe or its officers or directors will be brought into conflict with our self-interest. Thereafter, the approval or allocation of corporate opportunities would depend on the facts and circumstances of the particular situation analyzed under the corporate opportunity doctrine. The Florida courts have found that a director or officer may not take a business opportunity for his own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation’s line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the director or officer will thereby be placed in a position inimicable to his duties to the corporation. On the other hand, a director or officer may take a corporate opportunity if: (1) the opportunity is presented to the director or officer in his individual and not his corporate capacity; (2) the opportunity is not essential to the corporation; (3) the corporation holds no interest or expectancy in the opportunity; and (4) the director or officer has not wrongfully employed the resources of the corporation in pursuing or exploiting the opportunity. A director or officer may also “present” an opportunity to the board of directors of a corporation to determine whether such opportunity belongs to the corporation and thereby be protected from inference of usurpation of corporate opportunity.

Limitation of liability of directors

Our articles of incorporation will provide that none of our directors will be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Florida Business Corporation Act (“FBCA”). The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our articles of incorporation will provide that if the FBCA is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the FBCA, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our articles of incorporation will also include provisions for the indemnification of our directors and officers to the fullest extent authorized or permitted by law. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

13.	With respect to every third-party statement in your prospectus, such as the information provided by Juniper Research Ltd., ABI Research, and Gartner Inc., please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, ensure that you have disclosed the date of each report in the prospectus.

Response 13: We amended the third party statement regarding Juniper Research Ltd. as follows and we are providing a copy of their press release:

According to a May 4, 2011 press release by Juniper Research Ltd, (“Juniper”), it is forecasted that by 2016, application-to-person (A2P) messaging will overtake person-to-person (texting) messaging, being worth more than $70 billion in the United States.

We amended the third party statement regarding ABI Research as follows and are providing the June 23, 2011 announcement from their website:

According to ABI Research, mobile marketing and advertising spending is expected to increase from less than $2 billion in 2010 to $24 billion by 2016.

We are providing a copy of the June 16, 2011 press release from Gartner, Inc. as support for the third party statement regarding mobile advertising revenue.

We amended the third party statement from Portio Research as follows, the information was from Portio’s Mobile factbook- April 2012:

In April 2012, Portio Research Ltd (“Portio”) reported over 7.8 trillion SMS messages were sent in 2011. Portio estimates SMS traffic is expected to reach 9.6 trillion in 2015. By 2013 worldwide SMS revenue is forecast to break the USD 250 billion mark for the first time and will continue to grow for the next two years.

We amended the third party statement from CTIA as follows; the information was from CTIA’s Semi-Annual Wireless Industry Survey from June 2012:

According to CTIA – The Wireless Association (June 2012), there were 322 million wireless subscriber connections in the US, representing 103.9% of the US population. The combined minutes and messages of this group have risen 3.2% year over year in this same June period.

We amended the third party statement from eMarketer as follows; the information was from eMarketer’s September 5, 2012 press release:

eMarketer reported on September 5, 2012 that revenue from mobile text messaging will rise in 2016 to almost $12 billion.  The rise can be attributed to the relatively low number of businesses who have implemented text marketing in the past, and the continued rise of businesses who say they plan on adding text marketing to their advertising budget in 2012.

We did not commission any reports from any of the third parties.

Company Strategy, page 13

14.	Please provide a basis for your statement that your platforms are more advanced than technologies offered by your competitors.

Response 14: We have amended our statement regarding our platforms as follows:

Exploit the competitive advantages and operating leverage of our technology platforms. The core of our business is our wireless payment and mobile marketing technology platforms. Our cloud-based mobile platform, licensed form 3CInteractive, LLC (“3Ci”) provides businesses with a single platform to deploy mobile applications throughout the world. The mobile applications leverage all of the capabilities of a mobile device, providing a multi-channel approach through sophisticated mobile web and hybrid apps, interactive messaging and voice apps. The flexible configuration tools allow an enterprise to prototype, iterate, and release new mobile applications into production quickly with limited capital expense. We believe that these platforms are more advanced than technologies offered by our competitors and provide us with a significant competitive advantage. The platforms are also highly scalable and capable of supporting substantial growth of our business.

Industry Background, page 14

15.	Please revise your claim that you are on the cusp of an “exploding sector” to provide factually-based descriptions of the sector and provide support for the revised statement in quantitative as well as qualitative terms.

Response 15: We amended the disclosure as follows:

The Company believes it is on the cusp of the growing mobile messaging and marketing sector (as indicated by various third parties above) to more adeptly help businesses connect with their customers, establish awareness with prospects and motivate time-honored accounts to purchase more, thereby increasing their business and earning fees for the Company.

16.       Please clarify what you mean by seeking to create the “purest play” in mobile marketing.

Response 16: The term “purest play” is a common phrase that investors use to denote an investment that is made in a company that is focused on one line of business, as opposed to an investment that is made in a diversified company or a conglomerate. Because 800 Commerce would be a “pure play” in mobile marketing, an investor would have the benefit of investing solely in mobile marketing and not in a mixed bag of businesses that include some mobile marketing.

17.	Please provide a basis for your statement that mobile marketing “will swell at a pace far greater than the growth of mobile handsets and eventually exceed the number of desktop computers,” and revise to state that it is your belief.

Response 17: The basis for our statement regarding mobile marketing was Gartner Research, we added to our disclosure the following:

Gartner Research predicted on January 13, 2010 that mobile Web access will surpass traditional PC access by 2013.  Furthermore, while the number of PCs accessing the Web is predicted to be 1.78 billion units in 2013, the combined installed base of smartphones and browser-equipped enhanced phones is expected to exceed 1.82 billion units and will be greater than the installed base for PC’s afterwards.

Patents and Trademarks, page 19

18.       Please clarify whether the patent application is still pending.

Response 18: We have added the following sentence to the patents and Trademarks disclosure:

“As of November 23, 2012, the patent pending application is still pending.”

Agreements, page 20

19.       Please disclose the lengths of each of the contracts discussed in this section.

Response 19: We have added to the disclosure information concerning the length of each of the contracts as follows:

The term of the Assignment Agreement commences on the Effective Date and shall continue for a period of one (1) year after which it shall renew for successive one year terms automatically, unless terminated in accordance with the terms thereof. Either party has the right to terminate this Agreement at the end of the then current Term, upon thirty (30) days prior written notice to the other party. Payventures may terminate this Agreement at any time on thirty (30) days written notice to 800 Commerce provided however, that if such termination is without default or other material cause by 800 Commerce, then Payventures shall continue to pay the referral fees contemplated therein despite such termination, subject to the other provisions thereof that survive termination. In addition, Payventures may terminate the assignment of the Assigned Customer, and any obligation to pay the share of the Assigned Customer residual to 800 Commerce, upon thirty (30) days prior notice to 800 Commerce. Payventures may terminate the assignment of .the Assigned Customer and substitute one or more comparable Assigned Customers upon thirty (30) days prior notice to 800 Commerce. Payventures shall not be required to replace an Assigned Customer if such Assigned Customer terminates its merchant account with Payventures.

The term of the Consulting Agreement commences on the Effective Date and shall continue for a period of one (1) year, after which it shall renew for successive one year terms automatically, unless terminated in accordance with the terms thereof. Either Party hereto has the right to terminate the Consulting Agreement at any time on thirty (30) days written notice.

The term of the Agent Referral Agreement is for two years and automatically renews for each year thereafter (the “Term”) unless 60 days prior written notice is given by either party.

The term of the HPSLA shall be for one (1) year, with automatic renewals for successive one (1) year terms thereafter (each a "Renewal Term") until either party gives written notice to terminate the HPLSA no less than three (3) calendar months prior to the commencement of a Renewal Term. Either party may terminate the HPLSA: (a) upon a material breach by the other party if such breach is not cured within thirty (30) days following written notice to the breaching party; or (b) where the other party is subject to a filed bankruptcy petition or formal insolvency proceeding that is not dismissed within thirty (30) days.

The “Initial Term” shall become effective as of the Effective Date upon execution and delivery of this Agreement by each of the parties and expire twenty four (24) months from the Billing Activation Date (as defined therein). This Agreement will be automatically extended (“Extended Term”) for twelve (12) additional months upon the expiration of the Initial Term or any Extended Term unless either party has delivered written notice of its intent to terminate the Agreement at least sixty (60) days prior to the end of the Initial Term or then current Extended Term.

Our Management

Management Biographies, page 21

20.	Please briefly describe Mr. Friedman’s business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Response 20: We have amended the requested disclosure about Mr. Friedman’s business experience as requested as follows:

B. Michael Friedman is one of our directors and our President, beginning at inception. He serves as our President on a part-time basis. We expect Mr. Friedman to devote approximately fifty percent (50%) of his working time to our business and affairs. Mr. Friedman brings twenty years of entrepreneurial and management experience to the Company. Mr. Friedman is a demonstrated leader and effective executive capable of working within the Company to achieve successful results with a commitment to excellence. Mr. Friedman is an articulate advanced communicator, listener and cultivator of key relationships with all levels of personnel, clients and executive management. During his twenty years of experience in the financial industry and public markets, Mr. Friedman has exhibited a talent for developing and implementing marketing strategies to propel his organizations to leadership positions in their respective market and the achievement of corporate goals. Mr. Friedman has been a valued contributor to key strategic acquisitions and highly successful joint ventures. Mr. Friedman will assist the Company in the prioritization of tasks to accomplish maximum results, timely completion of projects and address organizational problems with innovative solutions. Mr. Friedman earned a Bachelor of Science degree in Marketing and Management in 1986 from the University of Florida, in Gainesville, Florida. As a director of MediSwipe, Mr. Friedman brings to the Board of 800 Commerce experience in mobile marketing technology that is at the heart of 800 Commerce's business plan.  During his years of experience in the financial industry and public markets, he acquired the skills necessary to serve as President and a Director of 800 Commerce in its new status as a publicly traded company.  Mr. Friedman has been a director of our company since its inception, and has the background and experience to guide us as we develop our business.  We have concluded that Mr. Friedman is an excellent choice to serve as our director.

Mr. Freidman’s work experience during the past five years and selected employment prior to that period is as follows:

May 2010to present	Chief Executive Officer (May 26, 2010) and Director (May 2, 2011) of MediSwipe, a publicly traded company which files reports pursuant to registration under the Securities Exchange Act of 1934.
2010 to present	President of First Level Capital, LLC, an investor relations firm.
2005-2010	President of MarketVoice Inc., a Florida corporation specializing in private equity, mergers and acquisitions and financial consulting to publicly traded companies and start-up businesses.

Director Qualification, page 22

21.	For each director, on an individual basis, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. See Item 401(e)(1) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Regulation S-K.

Response 21: We have amended the disclosure for each director as required by Item 401(e)(1), as requested as follows:

Scott Climes has more than 20 years of experience building successful commercial enterprises ranging from startup to Fortune 500 companies. Earlier in his career, Mr. Climes held executive leadership positions in the biopharmaceutical industry, including Vice President of Sales and Commercial Operations for BiogenIdec (2006-2008). At BiogenIdec, he led the Oncology and Rheumatology Group and had responsibility for a $4 Billion franchise in a joint venture with Genentech. From 1990 to 2006, he held positions with Merck & Co., AstraMerck and AstraZeneca. Mr. Climes earned a BA in Economics from San Diego State University in 1989 and an MBA from the University of Redlands in California in 1996. Scott Climes has more than 20 years of experience building successful commercial enterprises ranging from startup ventures to Fortune 500 companies.  We were incorporated on February 10, 2010 in Florida for the purpose of developing marketing components and conducting the components of MediSwipe's business of credit card processing for vendors of non-medical services and products.  We continue to develop our business and are in need of guidance on how to grow our business.  We concluded that Mr. Climes is an excellent choice to serve as a director because of his experience in building successful commercial enterprises.

Mr. Climes’ work experience during the past five years is as follows:

2008 to present	BioSense Medical Devices. Founded by Mr. Climes, since inception, he has served as the company’s President and Executive Officer, and led the company to build a global brand and distribution for innovative, solution-based, healthcare products.
2011 to present	TreanaVentures, a boutique venture firm focused on early stage healthcare and technology companies.

James M. Canton, PhD, brings over 30 years of global business experience in finance, trade, high technology, health care, management and entrepreneurship to 800 Commerce Inc. and serves as Chairman of the Board of the Company. Dr. Canton currently serves on the boards of: Airtouch Communications; Student Loan Finance Corporation and IKOR Inc. He also serves on the advisory boards of Ecosphere Technologies and the Corporate Eco Forum. Between 2007 and 2010 he served on a number of advisory boards including the Motorola Research Advisory Board; the International Advisory Council, Economic Advisory Board, State of Singapore and MIT's Media Lab, Europe. He is the author of the books, Technofutures and the Extreme Future. As the Chief Executive Officer, President and Chairman of the Institute for Global Futures, Inc., a leading think tank he founded based in San Francisco, CA, GFI advises business and government on forecasting, strategy, future trends, technology and innovation.   Dr. Canton brings these skills to 800 Commerce, which is a technology driven and highly innovative marketing company.  We have concluded that Dr. Canton is an excellent choice to serve as our Chairman.

1990 to present	Chief Executive Officer, President and Chairman of the Institute for Global Futures, Inc. (“GFI”) a leading think tank he founded and is based in San Francisco, CA. GFI advises business and government on forecasting, strategy, future trends, technology and innovation. Clients include: IBM, Intel, Philips, General Electric, Hewlett Packard, Boeing, FedEx and Proctor & Gamble.

How We Compensate Our Management, page 24

22.	Please provide a narrative description explaining the reasons for the specific amounts of compensation awarded to Messrs. Friedman and Hollander. See Item 402(o) of Regulation S-K.

Response 22: We have amended the disclosure as required as follows:

Stock awards and total compensation includes 3,000,000 shares of Company common stock to Mr. Friedman and 534,000 shares of Company common stock to Mr. Hollander. The shares were valued at $0.033 per share, the price of the common stock sold in the Company’s private placements. In 2011, the Board of Directors determined based on the inability of the Company to compensate the officers due to the limited available cash, that Messrs. Freidman and Hollander should be compensated in shares of restricted common stock of the Company. Therefore, the Board of Directors based compensation on the amount of shares outstanding as well as the responsibilities and the work performed and awarded 3,000,000 and 534,000 shares of restricted common stock, respectively, to Messrs. Friedman and Hollander.

Who Owns Our Common Stock, page 24

23.	Please disclose who has voting and/or investment power over the shares beneficially owned by MarketByte LLC and MediSwipe, Inc. See Instruction 2 to Item 403 of Regulation S-K.

Response 23: As requested, we have supplementally disclosed that Mr. Lawrence Isen and Mr. B. Michael Friedman have the voting and/or investment power over the shares owned by MarketByte LLC and MediSwipe, Inc., respectively.

24.	Please tell us whether the shares attributed to Mr. Climes include shares associated with the convertible promissory note.

Response 24: The shares attributed to Mr. Climes do not include any shares associated with the convertible promissory note.

Related Party Transactions, page 25

25.	Please provide us with your analysis as to whether Messrs. Friedman and Hollander constitute your promoters. See Rule 405 of Regulation C. If necessary, provide the disclosure required by Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Response 25: Neither Mr. Friedman or Hollander constitute promoters.

Rule 405 under the Securities Act of 1933, as amended, defines the term “promoter” as follows:

Promoter. (1) The term promoter includes:

(i) Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii) Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

(2) All persons coming within the definition of promoter in paragraph (1) of this definition may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer

Neither Mr. Friedman nor Mr. Hollander directly or indirectly took any initiative in founding and organizing the business or enterprise of 800 Commerce. It was founded and organized by its parent corporation, MediSwipe, Inc. In addition, neither Mr. Friedman nor Mr. Hollander received in consideration of founding and organizing 800 Commerce 10 percent or more of any class of securities of 800 Commerce.

In the event that Mr. Friedman or Mr. Hollander are deemed to be a promoter of 800 Commerce, we elect to refer to them as “founders” or “organizers” of 800 Commerce, as permitted by Rule 405.

Management fees, page 25

26.	Please tell us whether you have a management agreement or management agreements with Messrs. Friedman and Hollander. If you have a management agreement, please disclose the material terms of the agreement and file the agreement as an exhibit. See Items 404(a)(6), 404(d)(1), and 601(b)(10) of Regulation S-K.

Response 26: We do not have management agreements with Messrs. Friedman and Hollander.

27.	Please disclose the identity of the company controlled by Mr. Hollander. See Items 404(a)(6) and 404(d)(1) of Regulation S-K.

Response 27: We supplemented the disclosure to add the identity of the company controlled by Mr. Hollander- Venture Equity, LLC.

Officer reimbursements, page 25

28.	Please clarify the services provided by First Level Capital, LLC. See Items 404(a)(6) and 404(d)(1) of Regulation S-K. In addition, please tell us whether you have an agreement with First Level Capital. If you have an agreement, please file this agreement as an exhibit and disclose the material terms of the agreement, or explain why Item 601(b)(10) of Regulation S-K is inapplicable.

Response 28: We do not have an agreement with First Level Capital, LLC (“First Level”). Payments to First Level have been included in management fees paid to Mr. Friedman.

Exhibit 5.1

29.	Counsel states that its opinion is based on federal corporate and securities laws and the laws of the State of North Carolina, but you are incorporated in the State of Florida. Please revise. For guidance, please refer to Sections II.B.3.b and II.B.1.e of Staff Legal Bulletin No. 19.

Response 30: Counsel has revised its opinion in accordance with the guidance provided by Section II.B.3.b of Staff Legal Bulletin No. 19.

30.	Given that MediSwipe is issuing shares that are already outstanding, please provide an opinion that addresses whether the shares “are” legally issued, fully paid, and non-assessable. For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19. Please also ensure that the revised opinion is dated.

Response 30: Counsel has revised and dated its opinion to clarify that the Shares are already outstanding and are legally issued, fully paid and non-assessable.

We acknowledge that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

By: /s/ B. Michael Friedman,

President

cc: Harold H. Martin, Esq.

Martin & Pritchett, P.A.